**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

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**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

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# Creative 3D Technologies, Inc.

(Name of Issuer)

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**601 W St Johns Ave #1221**
**Austin, Texas, 78752**
**https://creative3dtechnologies.com/**

(Physical Address & Website of Issuer)

| | | |
|---|---|---|
| **Texas** | **Corporation** | **September 8, 2017** |
| (Jurisdiction of Incorporation/Organization) | (Form of Organization) | (Date of Organization) |

**Not Applicable**

(Name of Co-Issuer)

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**ANNUAL REPORT DISCLOSURE INFORMATION**

**Current Number of Employees:** 1

| | **Fiscal Year-End September 30, 2020** | **Fiscal Year-End September 30, 2019** |
|---|---|---|
| **Total Assets** | $ (5.00) | $ 1,879.00 |
| **Cash & Cash Equivalents** | $ (5.00) | $ 1,879.00 |
| **Accounts Receivable** | $ 0.00 | $ 0.00 |
| **Short-Term Debt** | $ 16,470.00 | $ 18,043.00 |
| **Long-Term Debt** | $ 5,061.00 | $ 0.00 |
| **Revenues/Sales** | $ 0.00 | $ 0.00 |
| **Cost of Goods Sold** | $ 0.00 | $ 0.00 |
| **Taxes Paid** | $ 0.00 | $ 0.00 |
| **Net Gain (Loss)** | $ (4,493.00) | $ (16,856.00) |

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January 29, 2026

# Creative 3D Technologies, Inc.

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This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Creative 3D Technologies, Inc. a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.**

The company filing this Form C-AR for an offering made in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file an annual report with the Commission and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

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The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**The Company is filing this Form C-AR in order to remedy a previous failure to comply with Regulation Crowdfunding's ongoing reporting requirements.**

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFERING OF SECURITIES.

NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. SEE THE SECTION OF THIS FORM C-AR ENTITLED "RISK FACTORS".

THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C-AR. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C-AR OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C-AR AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C-AR.

INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO AN INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

# COMPANY SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C-AR. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C-AR carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

**Creative 3D Technologies, Inc.**
**601 W St Johns Ave #1221**
**Austin, TX, 78752**
**https://creative3dtechnologies.com/**

## Introduction

Creative 3D Technologies is a 3D printing innovation firm focused on manufacturing cost-effective and flexible 3D printing technology. The Company is currently focused on delivering cutting-edge, high-quality 3D printers that offer more features than the current printers available on the market at a lower price.

## History

The Company was incorporated in Texas on September 8, 2017. Creative 3D Technologies is spearheaded by young entrepreneur and CEO Ethan Baehrend. Baehrend founded and ran his own business refurbishing and selling 3D printers while still in high school. Since graduating, he has gone on to develop his own industrial-grade 3D printer and started Creative 3D Technologies.

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# RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.

## Risks Related to Our Business & Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
We were initially formed as an Illinois limited liability company on September 8, 2017 and converted to a Texas corporation on May 28, 2020. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***The development and commercialization of our 3D printers is highly competitive.***
We face competition with respect to any 3D printers that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and marketing approved 3D printers and thus may be better equipped than us to develop and commercialize 3D printers. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the

likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

### *We rely on other companies to provide minor & major hardware components for our products.*

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide minor & major hardware components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular minor and major hardware components.

### *We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.*

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

### *In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.*

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

### *The Company's success depends on the experience and skill of, its founder and executive officer Ethan Baehrend.*

In particular, the Company is dependent on Ethan Baehrend who founded the Company and served as its Chief Executive Officer from the founding date to the present. The Company has an employment agreement with Ethan Baehrend although there can be no assurance that that he will continue to be employed by the Company for a particular period of time. The loss of Ethan Baehrend or any future member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

### *We rely on various intellectual property rights, including trademarks in order to operate our business.*

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

### From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

### Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ethan Baehrend in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Ethan Baehrend should die or become disabled, the Company will not receive any compensation to assist with his absence. The loss of Ethan Baehrend could negatively affect the Company and its operations.

### We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which a determination is made.

### Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

### Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

### *We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.*

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

### *We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.*

The prices of packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of freight services, and production materials. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of production materials as well as aluminum, acrylic, 3D printer filament, and packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

### *Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.*

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

### *The Company could be negatively impacted if found to have infringed on intellectual property rights.*

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

### Risks Related to Investment in our Securities

**THE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT.**

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon the Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment***
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.***
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

***The Crowd Notes are not freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***There is no present market for the Securities, and we arbitrarily set the price.***
We arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors at the time of the Offering. The Offering price for the Securities should not be considered an indication of the actual

value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***The Company is owned by a small number of owners.***
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 92.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***You will not have a vote or influence on the management of the Company.***
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

***Purchasers are unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invested less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

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## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C-AR include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;

- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C-AR.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C-AR primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C-AR. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C-AR. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C-AR relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C-AR to reflect events or circumstances after the date of this Form C-AR or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C-AR, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

_____

## MARKET & INDUSTRY DATA

This Form C-AR contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

# THE COMPANY

## Business & Anticipated Business Plan

Creative 3D Technologies is committed to bringing the best printing experience to its customers through its innovative products. Creative 3D Technologies' business strategy leverages its unique ability to develop and produce its own hardware to provide its customers with products and solutions with innovative design, superior ease-of-use, and high efficiencies. Creative 3D Technologies aims to begin producing its products in-house and begin sales of its first 3D printer, the Duo. During this setup process, Creative 3D Technologies will continue to develop its next product in the line-up, the Dyad Shift, and continue to develop high quality add-on accessories for the Duo to expand the printer's capabilities.

The Company plans to design and manufacture all-in-one solution 3D printers in-house then sell directly to customers and distributors. It also develops and produces its own hardware with the intent to provide its customers with innovative products and design solutions. Creative 3D's flagship product—the Duo— is slated to retail for $8,800. Multiple add-ons and tool heads will be available to enable customer modifications to best meet their application. The Company intends to offer paid care and extended warranty plans for the printer. Prices for these features and the add-ons have not yet been set.

## Products & Services

| Product / Service | Description | Current Market |
|---|---|---|
| 3D Printers | The Duo is Creative 3D Technologies' first 3D printer. It's a 3D printer with a large print area and a large level of modularity to make it suit a wide variety of customers' needs. | Creative 3D is focused targeting customers looking to purchase a 3D printer within the price of $7,000-$50,000. This market is largely composed of small to medium sized manufacturing and prototyping businesses, and educational facilities and hobbyists. |

Creative 3D Technologies' first 3D printer—the Duo—features a large print area and a large level of modularity to help with customization to meet a wide variety of customer needs. Some of its printing features include mirror mode, ditto mode, and dual process mode.

The Duo is not application specific. The modularity of the Duo is intended to allow it to grow as 3D printing technology advances. Customers can modify each machine to fit their specific needs. The Duo also supports a wide range of filaments provided they melt under 500°C and come in the common diameter 1.75mm.

The Company is currently developing the second printer in its line-up, the Dyad Shift. The Company aims to begin selling the Dyad Shift within 10-16 months following the Closing of this Offering. Additionally, the Company will continue developing subsequent add-ons for the Duo, which are anticipated to change printing methods and/or materials.

Creative 3D plans to sell its products directly to consumers through its website and also to re-sellers through its business development efforts.

## Directors & Officers

| Name | Board Service | Company Position(s) | Principal Occupation | Business Experience |
|---|---|---|---|---|
| Ethan Baehrend | N/A | Chief Executive Officer<br><br>*September 2017 – Present*<br><br>Oversees general business and operations of the company. | Creative 3D Technologies, Chief Executive Officer<br><br>*September 2017 – Present* | Creative 3D Technologies, Chief Executive Officer<br><br>*September 2017 – Present*<br><br>--<br><br>In the summer of 2017, he also worked as an unpaid intern at Raymond James in Oak Park. |

| | | Sets vision and strategy. Oversees company financial performance. | | |
|---|---|---|---|---|
| | | | | |

---

**Legal Matters**

Covered Persons
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance

The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Failure to comply with any of these laws and regulations could result in fines, penalties, suspension or revocation of licenses, or other administrative or legal actions. The Company remains in good standing with all required agencies and continues to monitor regulatory requirements to ensure ongoing compliance.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

Bad Actor Disclosure
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

---

**DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS**

*Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C-AR and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.*

**Results of Operations**

Creative 3D Technologies, Inc. (which may be referred to as the "Company", as well as references to "we," "us," or "our") was originally formed in Illinois on September 8, 2017 as a limited liability company. The Company domesticated as a Texas limited liability company on May 8, 2020 and converted to a Texas corporation on May 28, 2020. As of December 12th, 2025, Creative 3D Technologies holds just over $2,300,000 in cash and cash equivalents, which, together with receivables, covers the company's burn for the next year. Revenues for the year exceed $600,000 (including receivables), more than double the prior year, reflecting the shift from R&D to active production. Operating expenses have remained within 10% of last year's peak despite increased production, due to staff and process optimizations. The company estimates a small loss this year from continued R&D and scaling, but management expects to reach break-even in FY 2026.

## Material Changes and Trends

As of September 30, 2020, the Company has no material changes to note. The company was still pursuing Research and Development of a new product that still holds the same projected impact on the Additive Manufacturing industry as it did when the Company started the R&D process.

## Liquidity and Capital Resources

As of September 30, 2020, the Company had $(5.00) in total current assets and $16,470.00 in total current liabilities, resulting in a working capital deficit of $16,475.00.

## Capital Expenditures and Other Obligations

As of September 30, 2020, the Company has no hard liabilities or expenditures aside from Research and Development in efforts to complete product, in a space that the Founder offered to the company without charge.

---

## OWNERSHIP & CAPITAL STRUCTURE

### Company Securities Issued & Outstanding

| Security | Amount Authorized | Amount Issued & Outstanding | Voting Rights | Other Rights or Terms | How this security may limit, dilute, or qualify securities issued in the Offering | Ownership Percentage (if converted prior to Offering) |
|---|---|---|---|---|---|---|
| Common Stock | 9,250,000 Principal Amount | 9,250,000 Principal Amount | One vote per share | N/A | N/A | 100% |

### Principal Security Holders

As of the date hereof, a majority of the Company is owned by Ethan Baehrend.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

| Name | Security | Number Held | Voting Power Prior to Offering |
|---|---|---|---|
| Ethan Baehrend | Common Stock | N/A | 92.5% |

### Exempt Offerings Conducted Within the Past Three Years

| Date of Offering | Exemption | Securities Offered | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| July 6, 2020 | Regulation Crowdfunding | Crowd Note | $131,530 | Creative 3D planned to use proceeds for equipment purchases, general marketing, and general working capital |

## Material Terms of Any Debt

| Creditor | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| Line of credit – Chase Bank Credit Card | $16,979.40 | 15.99% APR on purchases | Monthly minimum payments | None |
| Note Payable – Ethan Baehrend | $5,060.65 | 4.5% APR | Forgivable to be paid whenever the company is able | None |

## Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

The Company has engaged in the following transactions which may give rise to a conflict of interest with the Company, its operations, or its security holders.

| Related Party | Relationship to Company | Dollar Amount | Nature of Transaction |
|---|---|---|---|
| Note Payable – Ethan Baehrend | Founder & CEO | Par value: $5,060.65 | Founder Forgiveable Capital to assist the company during a hard period. |

_____

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Ethan Baehrend, certify that the accompanying unaudited financial statements of Creative 3D Technologies, Inc., comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal year ended September 30, 2020, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

/s/ Ethan Baehrend
(Signature)

Ethan Baehrend
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Ethan Baehrend
(Signature)

Ethan Baehrend
(Name)

Founder & CEO
(Title)

January 29, 2026
(Date)

## EXHIBITS

Exhibit A          Financial Statements

_____

Creative 3D Technologies, Inc.
Financial Reports
UNAUDITED
Fiscal Year 10/01/2019-09/30/2020

# Creative 3D Technologies
# Balance Sheet
# UNAUDITED
## As of September 30, 2020

|  | Sep 30, 2020 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| 11200 Chase Checking -6257 | (5.35) |
| **Total Bank Accounts** | **(5.35)** |
| **Total Current Assets** | **(5.35)** |
| **TOTAL ASSETS** | **(5.35)** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Credit Cards** | |
| E. BAEHREND (9459) - 1 | 16,470.18 |
| **Total Credit Cards** | **16,470.18** |
| **Total Current Liabilities** | **16,470.18** |
| **Long-Term Liabilities** | |
| 22100 Note Payable - E. Baehrend | 5,060.65 |
| **Total Long-Term Liabilities** | **5,060.65** |
| **Total Liabilities** | **21,530.83** |
| **Equity** | |
| Retained Earnings | (17,042.79) |
| Net Income | (4,493.39) |
| **Total Equity** | **(21,536.18)** |
| **TOTAL LIABILITIES AND EQUITY** | **(5.35)** |

Friday, Oct 10, 2025 01:36:00 PM GMT-7 - Accrual Basis

# Creative 3D Technologies
## Profit and Loss
## UNAUDITED
### October 2019 - September 2020

|  | Total |
|---|---:|
| **Income** | |
| **Total Income** | |
| **Gross Profit** | - |
| **Expenses** | |
| 71600 Bank & Merchant Fees | 108.00 |
| **Total Expenses** | **108.00** |
| **Net Operating Income** | **(108.00)** |
| **Other Expenses** | |
| 85100 Miscellaneous Expense | 1,510.89 |
| 85400 Interest Expense | 2,874.50 |
| **Total Other Expenses** | **4,385.39** |
| **Net Other Income** | **(4,385.39)** |
| **Net Income** | **(4,493.39)** |

Friday, Oct 10, 2025 01:37:01 PM GMT-7 - Accrual Basis

# Creative 3D Technologies
## Statement of Cash Flows
## UNAUDITED
### October 2019 - September 2020

|  | | Total |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | | -4,493.39 |
| **Adjustments to reconcile Net Income to Net Cash provided by operations:** | | |
| E. BAEHREND (9459) - 1 | | -572.61 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | -$ | 572.61 |
| **Net cash provided by operating activities** | -$ | 5,066.00 |
| **FINANCING ACTIVITIES** | | |
| 22100 Note Payable - E. Baehrend | | 1,900.00 |
| **Net cash provided by financing activities** | $ | 1,900.00 |
| **Net cash increase for period** | -$ | 3,166.00 |
| **Cash at beginning of period** | | 3,160.65 |
| **Cash at end of period** | -$ | 5.35 |

# Creative 3D Technologies, Inc.

Financial Statements for Fiscal Year Ended September 30, 2020

## Statement of Changes in Stockholders' Equity

(Fiscal Year Ended September 30, 2020)

| Description | Shares | Paid-In Capital | Accumulated Deficit |
|---|---|---|---|
| Balance as of Oct 1, 2019 | 100 | $0 | $(17,043)** |
| Member Contributions | — | — | — |
| Net Income (Loss) | — | — | $(4,493) |
| Balance as of Sep 30, 2020 | 100 | $0 | $(21,536) |

** These restated beginning balances are calculated so that the ending equity ties to the 2020 balance sheet. Please note that the company converted from an LLC to a C Corp in May 2020.

## Notes to Financial Statements

Basis of Presentation: The accompanying financial statements have been prepared by management on the accrual basis of accounting in accordance with U.S. GAAP. These statements are unaudited and were compiled from information provided by management. The CPA firm has not audited, reviewed, or verified the underlying data and does not provide any assurance on these financial statements.

Nature of Operations: Creative 3D Technologies, Inc. provides 3D technology solutions. Operations during fiscal year 2020 were minimal, with no reported revenue and ongoing expenses.

Significant Accounting Policies: Revenue is recognized when earned and realizable. Expenses are recorded when incurred. These statements are prepared on an accrual basis.

Liabilities: As of September 30, 2020, the company had current liabilities of $16,470.18 (credit card balances) and a long-term note payable to E. Baehrend of $5,060.65.

Equity: The company reported a retained earnings deficit of $(21,536) at year-end, reflecting cumulative losses.

## Financial Performance Overview (FY 2020)

Revenue: No operating revenue reported.

Expenses: Bank & Merchant Fees: $108.00; Miscellaneous Expense: $1,510.89; Interest Expense: $2,874.50.

Total Expenses: $4,385.39.

Net Income (Loss): ($4,493.39).

Cash Position: End-of-year cash balance was ($5.35), down from $3,160.65 at the start of the year.

Debt: Total liabilities of $21,530.83, primarily credit card and note payable.

Equity: Negative equity of ($21,536.18).

## Disclaimer

These financial statements, including the Statement of Changes in Stockholders' Equity and accompanying notes, have been prepared by management and presented in accordance with U.S. GAAP. The CPA firm has not audited, reviewed, or verified the information and does not express any assurance on these statements. Management is responsible for the accuracy and completeness of the information provided.